File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

05007664

25th April 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Director Shareholding – 22/04/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

v Announcement

status list

ıncement Details

pany	Headline	Embargo	Last Update	Add Dist	Replaces
Nelson Sofres PLC	Director Shareholding		17:33 22 Apr 05		

nnouncement Text

immediate release **22 April 2005**

Taylor Nelson Sofres plc
Director's share sale

or Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling,
y sold 600,000 ordinary shares of 5p each in the company, for 228.677p per share.

se shares come from his beneficial holdings and represent 0.134 per cent of the company's issued share
al.

disposal forms part of Mr Cowling's ongoing phased programme of share sales and part of his on-going
e financial planning, aimed at decreasing over time his holding in the company.

combined remaining beneficial holding in the company is 1,053,150 shares, representing 0.235 per cent of
company's issued share capital.

further information, please contact:

s Parks, Head of Investor Relations +44 (0)20 8967 1584

to: janis.parks@tns-global.com

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ondon
TOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At
17:35 Fri, Apr 22 2005
UK Time

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mpany	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
lor Nelson Sofres PLC	Director Shareholding		Released	17:33 22 Apr 05			Replace
lor Nelson Sofres PLC	Director Shareholding		Released	10:12 8 Apr 05			Replace
lor Nelson Sofres PLC	Director Shareholding		Released	17:18 7 Apr 05			Replace
lor Nelson Sofres PLC	Director Shareholding		Released	17:19 5 Apr 05			Replace
lor Nelson Sofres PLC	Annual Report and Accounts		Released	16:11 30 Mar 05			Replace

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F/N: 82-4668

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